 HIVE DIGITAL TECHNOLOGIES LTD.
(the "Company")

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 11, 2024

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of the Company, which was held on December 11, 2024 in Vancouver, British Columbia.

Each of the matters is described in greater detail in the Company's Management Information Circular dated October 23, 2024.

	Matter Voted Upon and Brief Description Thereof	Outcome of Vote
2.	Election of Directors
In respect of the election of the four director nominees proposed by management to hold office until the next annual meeting of the shareholders of the Company:
	Frank Holmes	Elected
	Susan McGee	Elected
	Marcus New	Elected
	Dave Perrill	Elected
3.	Appointment of Auditors
	In respect of the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Company until the close of the next annual meeting and authorizing the directors of the Company to fix their renumeration	Approved
4.	Re-Approval of Amended Stock Option Plan
	In respect of the re-approval by ordinary resolution of the Company's incentive stock option plan, as amended, for the ensuing year	Approved
5.	Re-Approval of Amended Restricted Share Unit Plan
	In respect of the re-approval by ordinary resolution of the Company's restricted share unit plan, as amended, for the ensuing year	Approved

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